Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
April 10, 2006

Extendicare Announces First Quarter News Release, Conference Call and
Annual and Special Shareholders’ Meeting Information

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) will release its 2006 first quarter financial results on Monday, May 8, 2006. The Company will hold a conference call on Tuesday, May 9, 2006, at 10:00 a.m. (ET) to discuss its results for the first quarter.

Following its release on May 8, 2006, the Company will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information / Investor Documents / Supplemental Information section of its website at www.extendicare.com.

The May 9, 2006, conference call will be webcast live, and archived, in the Investor Information section of Extendicare’s website. The toll-free number for the live call is 1-866-540-8136. Local callers please dial 416-340-8010. A taped rebroadcast will be available approximately two hours following the live call on May 9, 2006, until midnight on May 22, 2006. To access the rebroadcast dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3180458#.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Richard Bertrand, Senior Vice-President and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Annual and Special Shareholders’ Meeting
Extendicare’s Annual and Special Meeting (the “Meeting”) of holders of Subordinate Voting Shares and Multiple Voting Shares will be held at the TSX Auditorium, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Monday, May 8, 2006, at 4:00 p.m. (ET). For Meeting purposes, the record date for holders of Subordinate Voting Shares (EXE.SV) and Multiple Voting Shares (EXE.MV) is March 17, 2006.

For those unable to attend in person, the Meeting will be webcast on Extendicare’s website in the Investor Information section at www.extendicare.com. Management’s presentation to shareholders will be streamed in real time with accompanying slides. The webcast will also be archived on the site.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 439 nursing and assisted living facilities in North America, with capacity for 34,500 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,600 people in North America.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483; Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com